Exhibit 99.2
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends (Unaudited)

Twelve Months Ended
($ in thousands)	June 30, 2008

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3880
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6120
Pre-Tax Preferred Stock Dividends	$2,157

FIXED CHARGES:
Interest Expense	$46,462
Amortization of Debt Premium, Discount and Expense	448
Interest Component of Rentals	1,600

Total Fixed Charges	48,510
Pre-Tax Preferred Stock Dividends	2,157

Total Fixed Charges and Preferred Stock Dividends	$50,667

EARNINGS:
Net Income before Dividends on Preferred Stock	$115,519
Add:
Income Taxes	73,236
Total Fixed Charges	48,510

Total Earnings	$237,265

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	4.7